Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (405) 553-3760

Steven E. Moore
Chairman and Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, OK 73101-0321

> **Re:** **OGE Energy Corp.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 1-12579**

Dear Mr. Moore:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that
    section, the compensation discussion and analysis should be sufficiently precise to
    identify material differences in compensation policies for individual named
    executive officers. The base salary, non-equity incentive plan compensation and
    grants of performance units awarded to Mr. Moore were significantly higher than
    the amounts received by other named executive officers. Please supplement the
    disclosure to explain the reasons for the differences in the amounts of
    compensation awarded to the named executive officers.

2. To the extent you have benchmarked different elements of your compensation
    against the Towers Perrin's 2005 Energy Services Industry Executive
    Compensation Database and the General Industry Survey Group survey, please
    identify the companies against which you have benchmarked compensation.
    Refer to Item 402(b)(2)(xiv) of Regulation S-K.

3. Please discuss fully how you determine the amount for each element to pay.
    Refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose the actual
    percentiles for each benchmarked element of compensation. Please include a
    discussion of where you target each element of compensation against the peer
    groups and where actual payments fall within targeted parameters. To the extent
    actual compensation was outside a targeted percentile range, please explain why.

4. Throughout this section, you indicate that you consider a named executive
    officer's individual performance in setting compensation. Please discuss how you
    structure and implement specific forms of compensation to reflect the named
    executive officer's individual performance or contribution and describe the
    elements of individual performance or contribution that you have taken into
    consideration. See Item 402(b)(2)(vii) of Regulation S-K. For example, please
    discuss why Mr. Harris was the only named executive officer to receive the
    maximum non-equity incentive plan compensation.

Annual Incentive Compensation, page 18

5. Please disclose the financial performance-related factors for the annual incentive
    plan and the total shareholder return and earnings growth targets for the long-term
    incentive plan for 2007. See Instruction 2 to Item 402(b) of Regulation S-K. To
    the extent you believe disclosure of these targets is not required because it would
    result in competitive harm, provide us on a supplemental basis a detailed
    explanation under Instruction 4 to Item 402(b) of Regulation S-K for this
    conclusion. See also Question 3.04 of the Item 402 of Regulation S-K
    Interpretations available on our website at www.sec.gov. If disclosure of the
    quantitative or qualitative performance-related factors would cause competitive

harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Change-of-Control Provisions, page 22

6. Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change of control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-of-control payments.

Summary Compensation Table, page 23

7. In footnote 5 to the summary compensation table, please specify by type the perquisites that are not disclosed with a specific dollar amount. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel